UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Aerpio Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, par value $0.0001

(Title of class of securities)

None

(CUSIP number)

Muneer A. Satter

c/o Satter Management Co., L.P.

676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611

(312) 448-5500

COPY TO:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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(1)	Names of reporting persons Muneer A. Satter
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,241,835 shares (see Item 5(a))
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 3,241,835 shares (see Item 5(a))
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 3,241,835 shares (see Item 5(a))
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.0%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

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Item 1.	Security and Issuer.

The class of equity security to which Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Aerpio Pharmaceuticals, Inc. (the “Company”). The principal executive offices of the Company are located at 9987 Carver Road, Cincinnati, OH 45242.

Item 2.	Identity and Background.

(a) Muneer A. Satter (the “Reporting Person”).

(b) The address of the principal business office of the Reporting Person is c/o Satter Management Co., L.P., 676 N. Michigan Avenue, Suite 4000, Chicago IL, 60611.

(c) The Reporting Person is Founder and Managing Partner of Satter Medical Technology Partners, L.P. (“SMTP”), a private equity fund, and Chairman of Satter Investment Management LLC, a family office and private investment firm. The principal business of the Reporting Person is to make investments in both private and public companies in the medical technology industry (broadly defined to include biotech, medical devices and healthcare services) on behalf of SMTP and various trusts and other entities affiliated with the Reporting Person.

(d)-(e) During the last five years, the Reporting Person (and any general partner or controlling member of the various trusts and other entities affiliated with the Reporting Person) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person (and any general partner or controlling member of the various trusts and other entities affiliated with the Reporting Person) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds.

On March 15, 2017, a wholly-owned subsidiary of the Company merged with and into Aerpio Therapeutics, Inc. (“Aerpio”). The Reporting Person owned capital stock of Aerpio and was a member of its board of directors. All of the outstanding capital stock of Aerpio, including capital stock beneficially owned by the Reporting Person, was automatically converted into shares of Common Stock in connection with the merger. 2,121,835 shares of Common Stock beneficially owned by the Reporting Person were acquired in connection with the merger.

Immediately following the consummation of the merger, on March 15, 2017, the Company closed a private placement offering of 8,049,555 shares of Common Stock, at a purchase price of $5.00 per share. The Reporting Person acquired beneficial ownership of 1,120,000 shares of Common Stock in the private placement for an aggregate purchase price of $5.6 million. The source of funds for the acquisition of shares in the private placement was capital committed by the partners of SMTP.

Item 4.	Purpose of the Transaction.

The Reporting Person has acquired beneficial ownership of the Common Stock for investment purposes, and such acquisition has been made in the Reporting Person’s ordinary course of business.

In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, as he deems advisable to benefit from changes in market prices of such Common Stock, changes in the Company’s operations, business strategy or prospects, or from sale or merger of the Company or otherwise. To evaluate such alternatives, the Reporting Person will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity objectives and other investment considerations. Furthermore, in his capacity as a member of the Company’s board of directors and a significant shareholder, the Reporting Person will from time to time discuss various matters with management and other directors of the Company,

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other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

The Reporting Person has no current intention to propose changes in the Company’s operations, governance or capitalization, or to propose one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or to acquire additional shares of Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) Amount beneficially owned as of the date hereof:

In the aggregate, the Reporting Person beneficially owns 3,241,835 shares of Common Stock, consisting of (a) 980,124 shares that are held by the Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares, (b) 1,141,711 shares that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares and (c) 1,120,000 shares that are held by SMTP for which the Reporting Person has sole voting and dispositive power over all such shares.

Percent of class:

In the aggregate, the Reporting Persons beneficially own 3,241,835 shares of Common Stock, or 12.0% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13D are based upon 27,049,555 shares outstanding as of March 15, 2017, as disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2017.

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c) The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5(c), as applicable.

(d) Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Merger Agreement

On March 7, 2017, the Company and Aerpio entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), which merger closed on March 15, 2017.

At the effective time of the merger, each of the 2,895,994 shares of Aerpio’s common stock issued and outstanding immediately prior to the closing of the merger was converted into 1,240,925 shares of Common

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Stock, and each of the 32,706,307 shares of Aerpio’s preferred stock issued and outstanding immediately prior to the closing of the merger was converted into 14,015,016 shares of Common Stock. In addition, immediately prior to the merger, the outstanding amounts under certain senior secured convertible promissory notes issued by Aerpio to its pre-merger noteholders were converted into an aggregate of 6,403,748 shares of Aerpio common stock, which shares of Aerpio common stock were converted into 2,744,059 shares of Common Stock, together with the other shares of Aerpio common stock described above. As a result, an aggregate of 18,000,000 shares of Common Stock were issued to the holders of Aerpio’s capital stock.

The Merger Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions.

Subscription Agreement

Following the effective time of the merger, the Company sold 8,049,555 shares of Common Stock at a purchase price of $5.00 per share.

Investors, including SMTP, in the offering have anti-dilution protection with respect to the shares of Common Stock sold in the offering such that if within six (6) months after the initial closing of the offering the Company issues additional shares of Common Stock or Common Stock equivalents (subject to various exceptions), for consideration per share less than the original offering price, each such investor will be entitled to receive from the Company additional shares of Common Stock in an amount such that, when added to the number of shares of Common Stock initially purchased by such investor and still held of record and beneficially owned by such investor at the time of the dilutive issuance, will equal the number of shares of Common Stock that such investor’s offering subscription amount for such shares would have purchased at the original offering price. Certain investors may waive the anti-dilution rights of all offering investors with respect to a particular issuance by the Company.

The aggregate gross proceeds received by the Company from the offering were $40,247,787.73 (before deducting placement agent fees and expenses of the offering).

Registration Rights

Registration Rights Agreement. In connection with the merger and the offering, the Company entered into a Registration Rights Agreement, pursuant to which the Company has agreed that promptly, but no later than 60 calendar days from the final closing of the offering, the Company will file a registration statement with the SEC (the “Registration Statement”), covering (a) the shares of Common Stock issued in the offering, (b) the shares of Common Stock issuable upon exercise of the placement agent warrants, (c) the shares of Common Stock issued in exchange for the equity securities of Aerpio outstanding prior to the merger and (d) shares of Common Stock held by certain pre-merger security holders of Zeta Acquisition Corp. II (collectively, the “Registrable Shares”). The Company will use its commercially reasonable efforts to ensure that such Registration Statement is declared effective within 150 calendar days after the final closing of the offering. If the Company is late in filing the Registration Statement, if the Registration Statement is not declared effective within 150 days after the final closing of the offering, if the Company fails to maintain the Registration Statement continuously effective as to all Registrable Shares included in such Registration Statement or the holders of Registrable Shares cannot use the Registration Statement to resell the Registrable Shares for a period of more than 15 trading days (other than suspension of the Registration Statement in connection with its post-effective amendment in connection with filing the Company’s Annual Report on Form 10-K for the time reasonably required to respond to any comments from the SEC or during a permitted blackout period as described in the Registration Rights Agreement) or after September 15, 2017, the Registrable Shares are not listed for quotation on OTC Markets, Nasdaq, NYSE, or NYSE MKT or trading of the Common Stock is suspended for more than 3 consecutive trading days, the Company will make payments to each holder of Registrable Shares as monetary penalties at a rate equal to 12% of the offering price per annum for each share affected during the period; provided, however, that in no event will the aggregate of any such penalties exceed 5% of the offering price per share. No monetary penalties will accrue with respect to any Registrable Shares removed from the Registration Statement in response to a comment from the staff of the SEC limiting the number of shares of Common Stock which may be included in the Registration Statement (“Cutback

SCHEDULE 13D

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Comment”) or after the Registrable Shares may be resold without volume or other limitations under Rule 144 or another exemption from registration under the Securities Act. Any cutback resulting from a Cutback Comment shall be allocated first to the shares of Common Stock issuable upon the exercise of the placement agent warrants and second to the other Registrable Shares taken together, in each case pro rata based on the total number of such shares held by or issuable to each holder in such group.

The Company must keep the Registration Statement effective for five years from the date it is declared effective by the SEC or until (i) the Registrable Shares have been sold in accordance with such effective Registration Statement or (ii) the Registrable Shares have been previously sold in accordance with Rule 144. The Company must comply with the informational requirements of Rule 144 so long as any shares of Common Stock issued in the offering are subject to Rule 144, regardless of whether the Company is subject to filing requirements under the Securities Exchange Act of 1934.

The Company will pay all expenses in connection with any registration obligation provided in the Registration Rights Agreement, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, and the fees and disbursements of its counsel and of its independent accountants and reasonable fees and disbursements of counsel to the investors. Each investor will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any attorney or other advisor such investor decides to employ.

Aerpio Registration Rights Agreement. In addition, the Company entered into a separate registration rights agreement with certain of the pre-merger stockholders of Aerpio and their affiliates (the “Aerpio Registration Rights Agreement”). The rights granted to such stockholders under the Aerpio Registration Rights Agreement take effect following the fifth anniversary of the closing of the offering, or such later time as the Registration Statement described above no longer remains effective. The holders of 18,000,000 shares of Common Stock are entitled to rights with respect to the registration of these securities under the Securities Act of 1933. The Aerpio Registration Rights Agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by the Company and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Following the date on which the Aerpio Registration Rights Agreement takes effect, the Company will be required, upon the written request of the holders of 30% of the registrable securities under the Aerpio Registration Rights Agreement, to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. The Company is required to effect only two registrations pursuant to this provision of the Aerpio Registration Rights Agreement. In addition, if the Company is eligible to file a registration statement on Form S-3, upon the written request of the holders of at least 20% of the registrable securities, the Company will be required to use commercially reasonable efforts to effect a registration of such shares. The Company is required to effect only two registrations in any twelve month period pursuant to this provision of the Aerpio Registration Rights Agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations. If the Company registers any of its securities either for its own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the Aerpio Registration Rights Agreement, the Company and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which the Company and the underwriters determine in their sole discretion will not jeopardize the success of the offering. The Aerpio Registration Rights Agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Company, and they are obligated to indemnify the Company for material misstatements or omissions attributable to them.

The descriptions of the Merger Agreement, the Subscription Agreement, the Registration Rights Agreement and the Aerpio Registration Rights Agreement included in this Schedule 13D do not purport to be complete

SCHEDULE 13D

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descriptions and is qualified in their entirety by reference to the full text of such agreements, which are filed as part of this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement and Plan of Merger, dated March 7, 2017, by and among the Company, Aerpio Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company, and Aerpio Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on March 17, 2017)

Exhibit B:	Subscription Agreement, dated March 15, 2017, by and between the Company and the investors party thereto (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on March 17, 2017)

Exhibit C:	Registration Rights Agreement, dated March 15, 2017, by and among the Company and the persons listed on Exhibit A attached thereto, including various trusts and other entities affiliated with the Reporting Person (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on March 17, 2017)

Exhibit D:	Registration Rights Agreement by and among the Company and certain former stockholders of Aerpio, including various trusts and other entities affiliated with the Reporting Person (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on March 17, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2017

By:	/s/ Muneer A. Satter
Muneer A. Satter

EXHIBIT INDEX

Exhibit A:	Agreement and Plan of Merger, dated March 7, 2017, by and among the Company, Aerpio Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company, and Aerpio Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on March 17, 2017)

Exhibit B:	Subscription Agreement, dated March 15, 2017, by and between the Company and the investors party thereto (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on March 17, 2017)

Exhibit C:

Registration Rights Agreement, dated March 15, 2017, by and among the Company and the persons listed on Exhibit A attached thereto, including various trusts and other entities affiliated with the Reporting Person (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on March 17, 2017)

Exhibit D:	Registration Rights Agreement by and among the Company and certain former stockholders of Aerpio, including various trusts and other entities affiliated with the Reporting Person (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on March 17, 2017)